Room 4561

November 6, 2007

Peter S. Norman
Chief Financial Officer and Principal Accounting Officer
Chordiant Software, Inc.
20400 Stevens Creek Blvd., Suite 400
Cupertino, California 95014

Re: Chordiant Software, Inc.
Form 10-K for Fiscal Year Ended September 30, 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
Forms 8-K Filed on February 9, May 4 and August 8, 2006
File No. 0-29357

Dear Mr. Norman,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance